LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

February 28, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF LINUX GOLD CORP.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as of February 28, 2007 and 2006 and the related consolidated statements of operations, stockholders' deficiency and cash flows for each of the years in the two year period ended February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, stockholders’ deficiency, and cash flows from March 1, 2003 (date of inception of exploration stage) to February 28, 2005 were audited by other auditors whose report dated July 15, 2005 expressed an unqualified opinion, with an explanatory paragraph discussing the Company’s ability to continue as a going-concern. Our opinion on the statements of operations, stockholders’ deficiency and cash flows from inception of the exploration stage to February 28, 2007, insofar as it related to amounts for prior periods through February 28, 2005, is solely based on the reports of other auditors.

We also have audited the adjustments described in Note 15 that were applied to restate the 2005 financial statements relating to the adoption of EITF 04-2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended February 28, 2007 and the cumulative totals for the exploration stage of operations from March 1, 2003 (date of inception of exploration stage) through February 28, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in Note 2 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 9, 2007

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	February 28,	February 28,
	2007	2006

ASSETS (Note 7)
Current
Cash and cash equivalents	$126,867	$396,049
Amounts receivable	57,038	53,417
Marketable securities	208,000	72,000
Prepaid expenses and deposits	29,853	10,999
Total Current Assets	$421,758	$532,465
Debt Issue Costs, net of amortization of $32,067	173,175	–
Property and Equipment (Note 4)	16,487	10,175
Mineral interests	126,417	126,417

Total Assets	$737,837	$669,057

LIABILITIES
Current
Accounts payable	$24,886	$142,943
Accrued liabilities	176,731	26,643
Convertible Debentures, less unamortized discount of $1,181,473 (Note 7)	400,232	–
Accrued liabilities to related parties (Note 6(a))	31,875	88,815
Due to related parties (Note 6(b))	439,087	204,394
Total Current Liabilities	$1,072,811	$462,795
Commitments (Note 11)

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock (Note 8)
Authorized:
200,000,000 common shares without par value

Issued:
71,250,099 common shares (2006 – 68,287,773 shares)	12,401,724	9,005,424

Subscriptions receivable	(14,600)	–

Subscriptions received	52,277	–

Donated Capital	348,852	295,195

Accumulated Other Comprehensive Loss	(138,000)	(8,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(5,461,082)	(1,562,212)
Total Stockholders’ Equity (Deficit)	$(334,974)	$206,262

Total Liabilities and Stockholders’ Equity (Deficit)	$737,837	$669,057

Approved by the Directors:

“John Robertson”	“Jennifer Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
				of Exploration
				Stage on
		Years Ended		March 1, 2003
				Through
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2005	2007

General and Administrative Expenses
Amortization of property
and equipment	$3,145	$10,686	$5,346	$19,178
Amortization of debt issue costs	32,067	–	–	32,067
Consulting and subcontract	869,125	133,953	233,789	1,410,423
Filing and regulatory fees	26,772	14,632	26,103	93,620
Foreign exchange loss (gain)	(6,941)	6,407	6,877	(31,911)
Imputed interest (Note 6(b))	53,657	31,722	35,013	143,352
Interest	1,260,670	–	–	1,260,670
Management and directors’ fees (Note 6(a))	30,000	30,000	30,250	124,750
Office, rent and telephone (Note 6(a))	110,824	198,856	193,522	565,041
Professional fees	79,037	54,909	42,235	203,843
Travel	445,132	23,902	39,750	512,686
Less: Interest income	(33,207)	(4,053)	(1,858)	(39,742)
	2,870,281	501,014	611,027	4,293,977
Mineral interests
Exploration costs	1,074,870	309,091	137,342	1,582,599

Loss from Continuing Operations	(3,945,151)	(810,105)	(748,369)	(5,876,576)

Income from Discontinued Operations	–	–	–	369,213
Accounts payable written-off (Note 12)	46,281	–	–	46,281

Net Loss for the Year	$(3,898,870)	$(810,105)	$(748,369)	$(5,461,082)

Net loss per share – basic and diluted	$(0.06)	$(0.01)	$(0.01)

Weighted Average Number of Common
Shares Outstanding	69,105,000	64,981,000	61,345,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency
Period from Inception of Exploration Stage on March 1, 2003 to February 28, 2007
(Expressed in Canadian Dollars)

		Common			Deficit	Accumulated
	Shares of	Stock and			Accumulated	During the	Other	Total
	Common Stock	Paid-in	Subscriptions	Donated	from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	receivable	Capital	Operations	Stage	Income (Loss)	Deficiency
Balance from prior operations,
March 1, 2003	57,458,413	$6,804,412	$–	$205,500	$(7,524,145)	–	$–	$(514,233)
Common stock issued for mineral
interest	175,000	17,500	–	–	–	–	–	17,500
Common stock issued for services	1,000,000	100,000		–	–	–	–	100,000
Common stock issued for settlement
of rent obligation	200,000	19,2000	–	–	–	–	–	19,200
Options exercised	150,000	19,812	–	–	–	–	–	19,812
Warrants exercised	1,300,000	280,922	–	–	–	–	–	280,922
Imputed interest	–	–	–	22,960	–	–	–	22,960
Marketable securities adjustment	–	–	–	–	–	–	44,000	44,000
Net loss for period	–	–	–	–	–	(3,738)	–	(3,738)
Balance – February 29, 2004	60,283,413	7,241,846	–	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral
interest	125,000	45,384	–	–	–	–	–	45,384
Common stock issued for cash	4,205,610	860,089	–	–	–	–	–	860,089
Options exercised	87,500	10,606	–	–	–	–	–	10,606
Warrants exercised	250,000	37,500	–	–	–	–	–	37,500
Imputed interest	–	–	–	35,013	–	–	–	35,013
Stock based-compensation	–	82,000	–	–	–	–	–	82,000
Marketable securities adjustment	–	–	–	–	–	–	(54,000)	(54,000)
Net loss for year	–	–	–	–	–	(748,369)	–	(748,369)
Balance – February 28, 2005	64,951,523	$8,277,425	$–	$263,473	$(7,524,145)	$(752,107)	$(10,000)	$254,646

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency (Continued)
Period from Inception of Exploration Stage on March 1, 2003 to February 28, 2007
(Expressed in Canadian Dollars)

							Deficit
		Common				Deficit	Accumulated
	Shares of	Stock and				Accumulated	During the	Other	Total
	Common Stock	Paid-in	Subscriptions	Subscriptions	Donated	from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	receivable	received	Capital	Operations	Stage	Income (Loss)	Deficiency
Balance – February 28, 2005	64,951,523	$8,277,425	$–	$–	$263,473	$(7,524,145)	$(752,107)	$(10,000)	$254,646
Common stock issued for mineral	50,000	20,500	–	–	–	–	–	–	20,500
Common stock issued for cash	3,100,000	672,556	–	–	–	–	–	–	672,556
Options exercised	93,750	10,838	–	–	–	–	–	–	10,838
Warrants exercised	92,500	21,825	–	–	–	–	–	–	21,825
Imputed interest	–	–	–	–	31,722	–	–	–	31,722
Stock-based compensation	–	2,280	–	–	–	–	–	–	2,280
Marketable securities adjustment	–	–	–	–	–	–	–	2,000	2,000
Net loss for year	–	–	–	–	–	–	(810,105)	–	(810,105)
Balance – February 28, 2006	68,287,773	9,005,424	–	–	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Share issue costs	–	(2,613)	–	–	–	–	–	–	(2,613)
Subscriptions received	–			52,277	–	–	–	–	52,277
Common issued for debt redemption	2,586,076	644,749	–	–	–	–	–	–	644,749
Options exercised	323,750	75,670	–	–	–	–	–	–	75,670
Warrants exercised	52,500	15,329	(14,600)	–	–	–	–	–	729
Imputed interest	–	–	–	–	53,657	–	–	–	53,657
Intrinsic value of beneficial conversion
feature of convertible debentures	–	963,670	–	–	–	–	–	–	963,670
Fair value of warrants issued with
convertible debentures	–	1,262,580	–	–	–	–	–	–	1,262,580
Stock-based compensation	–	436,915	–	–	–	–	–	–	436,915
Marketable securities adjustment	–	–	–	–	–	–	–	(130,000)	(130,000)
Net loss for the year	–	–	–	–	–	–	(3,898,870)	–	(3,898,870)

Balance – February 28, 2007	71,250,099	$12,401,724	$(14,600)	$52,277	$348,852	$(7,524,145)	$(5,461,082)	$(138,000)	$(334,974)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				Cumulative
				From Inception of
				Exploration Stage
				on March 1, 2003
	Years Ended			to
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2005	2007

Cash Flows Used In Operating Activities
Net loss for the period	$(3,898,870)	$(810,105)	$(748,369)	(5,461,082)

Adjustments to reconcile net loss to
net cash used in operating activities:
Amortization of property and
equipment	3,144	10,686	5,346	19,177
Amortization of debt issue costs	32,067	–	–	32,067
Receipt of marketable securities
for mineral property	(16,000)	–	–	(16,000)
Imputed interest	53,657	31,722	35,013	143,352
Write-off of outstanding debt	(46,281)	–	–	(46,281)
Accretion of discount on
convertible debt	1,198,381	–	–	1,198,381
Stock-based compensation	436,915	2,280	82,000	521,195
Shares issued for services	–	20,000	–	120,000
Shares issued for settlement of
rent obligation	–	–	–	19,200
Write-off of subsidiary’s accounts
payable	–	–	–	(369,213)
Changes in operating assets and
liabilities (Note 13 (c))	233,590	41,912	(15,527)	379,577
Cash Used in Operating Activities	(2,003,397)	(703,504)	(641,537)	(3,459,627)

Cash Flows Used In Investing Activities

Mineral interest acquisition costs	–	–	(23,571)	(66,417)
Purchase of property and
equipment	(9,456)	(337)	(19,871)	(35,664)
Purchase of marketable securities	(250,000)	–	–	(250,000)
	(259,456)	(337)	(43,442)	(352,081)

Cash Flows Provided By Financing Activities
Advances from related parties	–	16,238	–	16,238
Debt issue costs	(205,242)	–	–	(205,242)
Proceeds from convertible debt	2,226,251	–	–	2,226,251
Repayment of debt	(153,400)	–	–	(153,400)
Private placement costs	(2,614)	(42,571)	–	(45,185)
Subscriptions received	52,277			52,277
Proceeds from exercise of
stock options and warrants	76,399	727,790	931,580	2,036,502
Financing Activities	1,993,671	701,457	931,580	3,927,441

(Decrease) Increase in Cash and Cash
Equivalents	$(269,182)	$(2,384)	$246,601	115,733

(Decrease) Increase in Cash and Cash
Equivalents	$(269,182)	$(2,384)	$246,601	115,733

Cash and Cash Equivalents,
Beginning of Period	396,049	398,433	151,832	11,134

Cash and Cash Equivalents,
End of Period	$126,867	$396,049	$398,433	126,867

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 13)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.	GOING-CONCERN

These consolidated financial statements have been prepared by management on the basis of generally accepted accounting principles applicable to a “going-concern”, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has an accumulated deficit during the exploration stage of $5,461,082 and total since inception of $12,985,227, has not yet commenced revenue-producing operations, and has significant expenditure requirements to continue to advance its exploration and development activities.

These consolidated financial statements do not reflect adjustments that would be necessary if the going- concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going- concern assumption used in preparing these consolidated financial statements. Management intends to raise additional capital through share issuances to finance operations and invest in other business opportunities.

If the going-concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. The Company is an exploration stage company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”.

	b)	Principles of Consolidation

These financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a US corporation. All significant inter-company balances and transactions have been eliminated.

	c)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Foreign currency transactions are primarily undertaken in U.S. dollars. Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of rates for amortization, the impairment of marketable securities, fair value of imputed interest, the valuation allowance for deferred income taxes and the assumptions used in computing the fair value of stock-based compensation. Actual results could differ from those estimates.

	e)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

	f)	Stock-Based Compensation

At February 28, 2007, the Company has a stock option plan as more fully described in Note 10. Prior to March 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, as permitted by SFAS 123 “Accounting for Stock-Based Compensation” using the intrinsic value method of accounting, under which compensation expense was only recognized if the exercise price of the Company’s employee stock options was less than the market price of the underlying common stock on the date of grant. Effective March 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R “Share Based Payments”, using the modified-prospective-transition method. Under that transition method, compensation cost is recognized for all share-based payments granted prior to, but not yet vested as of February 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all share-based payments granted subsequent to March 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee options granted under the Company’s stock option plans in the prior periods presented:

	Years Ended
	February 28,	February 28,
	2006 (re-stated)	2005 (re-stated)

Net loss — as reported	$(810,105)	$(748,369)
Add: Stock-based compensation expense included in net loss — as
reported	–	82,000
Deduct: Stock-based compensation expense determined under fair
value method	–	(96,000)

Net loss — pro forma	$(810,105)	$(762,369)

Net loss per share (basic and diluted) — as reported	$(0.01)	$(0.01)
Net loss per share (basic and diluted) — pro forma	$(0.01)	$(0.01)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g)	Exploration Expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. Exploration expenses incurred prior to determination of the feasibility of a mining operation and administrative expenses are expensed as incurred. Mineral exploration and development expenditures incurred subsequent to the determination of the feasibility of a mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristic of mineral interests. The Company has investigated ownership of its mineral interests, and to the best of its knowledge, ownership of its interests is in good standing.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

	h)	Acquisition Costs

Per EITF 04-2 the Company separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

	i)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of one year or less at the time of issuance to be cash equivalents.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Assets Retirement Obligations

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. To date, the Company has not recognized any asset retirement obligations as a reasonable estimate cannot be made at this time.

	k)	Financial Instruments

		i)	Fair value

The carrying values of cash and cash equivalents, amounts receivable, marketable securities, accounts payable, accrued liabilities and amounts due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

		ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

		iii)	Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions.

		iv)	Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time. At February 28, 2007, the Company held foreign currencies of CDN $30,339 (US $26,125) (2006 – CDN $(381,663), US $(323,436)).

	l)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	m)	Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	o)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2007, 2006 and 2005, the Company’s only component of comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

		Years Ended
	February 28,	February 28,		February 28,
	2007	2006 (re-stated)		2005 (re-stated)
Net loss for the year	$(3,898,870)	$(810,105	) $	(748,369)

Other comprehensive income (loss)
Unrealized holding gain (loss) on investments	(130,000)	2,000		(54,000)
Comprehensive loss for the year	$(4,028,870)	$(808,105	)$	(802,369)

p)	Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum, and the vehicle is amortized on a declining-balance basis at 30% per annum.

q)	Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on its financial statements.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	q)	Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

4.	PROPERTY AND EQUIPMENT

		February 28, 2007
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	10,864	1,453	9,411
Vehicle	15,531	8,455	7,076
	$26,395	$9,908	$16,487

		February 28, 2006
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	1,408	898	510
Vehicle	15,531	5,866	9,665
	$16,939	$6,764	$10,175

5.	MINERAL INTERESTS

		February 28, 2007
	Alaska	British Columbia	Total

Exploration and development costs:
Assaying	130,544	–	130,544
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	105,655	–	105,655
Transportation	202,458	–	202,458

Incurred during the year	$1,074,870	$–	$1,074,870

		February 28, 2006
	Alaska	British Columbia	Total

Exploration and development costs:
Staking and recording fees	33,938	–	33,938
Geological consulting	229,442	3,875	233,317
Transportation	41,836	–	41,836

Incurred during the year	$305,216	$3,875	$309,091

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

5.	MINERAL INTERESTS (continued)

	a)	Alaska Mineral Interests

i)

Fish Creek Property: The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

		ii)	Granite Mountain Property: The Company staked total of 284 mining claims located in the State of Alaska.

	b)	British Columbia Mineral Interests

		i)	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

			b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

			c.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

		ii)	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company paid $10,000 and issued 100,000 common shares.

			b.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

5.	MINERAL INTERESTS (continued)

	c)	China Mineral Interests

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

		iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

6.	RELATED PARTY TRANSACTIONS

	a)	All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the year:

i)

Pursuant to a management services agreement, the Company accrued management fees of $30,000 (2006 - $30,000), to a company where the President of the Company is a director. These amounts are included in accrued liabilities at February 28, 2007.

		ii)	The Company paid a director’s fee of $12,000 (2006 - $12,000) to the President of the Company.

		iii)	Refer to Note 5(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 5(b) for ownership of mineral claims.

v)

At February 28, 2007, the Company is indebted in the amount of $31,875 (2006 - $88,815) representing unpaid management fees and rent to a company where the President of the Company is a director. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

vi)

On March 8, 2006 the Company entered into an investor relations agreement with CEOcast Inc. (“CEOcast”) for consideration for 350,000 shares of the Company and a monthly payment of $7,500 for a six-month period. These shares were provided to CEOcast by an affiliate, SMR Investments Ltd., a company controlled by the President of the Company. The shares are valued at $138,890 based upon the market price at the date of the agreement and have been recorded as an advance to the Company from SMR Investments Ltd.

vii)

On August 10, 2006 the Company entered into an investment report services agreement with Harbinger Research LLC (“Harbinger”) for consideration for $10,000 cash and 60,000 shares of the Company. These shares were provided to CEOcast by an affiliate, SMR Investments Ltd., a company controlled by the President of the Company. The shares are valued at $24,635 based upon the market price at the date of the agreement and have been recorded as an advance to the Company from SMR Investments Ltd.

viii)

On December 2, 2006 the Company entered into an investor relations agreement with CEOcast Inc. (“CEOcast”) for consideration for 350,000 shares of the Company and a monthly payment of $7,500 for a six-month period. These shares were provided to CEOcast by an affiliate, 540330 BC Ltd., a company controlled by the President of the Company. The shares are valued at $57,484 based upon the market price at the date of the agreement and have been recorded as an advance to the Company from 540330 BC Ltd.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

6.	RELATED PARTY TRANSACTIONS (continued)

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $53,657 (February 28, 2006 - $31,922) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28	Advances/	February 28,
	2006	(Repayments)	2007

Access Information Services, Inc.	$48,287	$–	$48,287
IAS Communications Inc.	(3,151)	–	(3,151)
JGR Petroleum, Inc.	66,099	–	66,099
J. Robertson, President and CEO	3,029	3,255	6,284
Rainbow Network	68,610	–	68,610
Reg Technologies	–	(6,840)	(6,840)
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	(18,658)	163,525	144,867
540330 BC Ltd.	–	114,969	114,969
Teryl Resources Corp.	40,216	(40,216)	–

	$204,394	$234,693	$439,087

7.	CONVERTIBLE DEBENTURES

The Company completed a financing of $2,226,250 (US$2,000,000) on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of $2,343,373 (US$2,105,250) plus Series A and Series B warrants. The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended

The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and mature on November 8, 2007. The Company received proceeds of $1,635,728 (US$1,485,000), net of issue costs, at first closing, and the remaining $373,428 (US$330,000), net of issue costs, was received upon the filing of a resale registration statement with the United States Securities and Exchange Commission. The registration statement was filed on August 9, 2006 and became effective September 1, 2006.

The investors also received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share exercisable immediately for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share exercisable on September 1, 2007 for a term of ten years.

Effective October 1, 2006, the Company is required to retire 1/15 of the principal amount per month using one of the following two methods:

(i)

The Company can issue common stock at a price equal to the lesser of the conversion price and 85% of the volume weighted average price for common shares of the Company for the fifteen days immediately preceding the amortization payment date.

(ii) The Company can pay in cash 110% of 1/15 of the principal amount.

As well, the Company, at its discretion, can use a combination of the foregoing two methods. The Company can require the debenture holder to convert the then outstanding portion of the note if the price of the common stock closes at or above $1.00 for 20 consecutive trading days.

During the year ended February 28, 2007, the Company retired $802,871 of principal, of which $158,122 was paid in cash and $644,749 was paid by the issuance of 2,585,075 common shares.

The Company and its wholly-owned subsidiary have guaranteed the convertible debt and have pledged all of its assets to act as collateral.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

7.	CONVERTIBLE DEBENTURES (continued)

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital. The carrying value of the Discount Notes will be accrued to the face value of the remaining principal, after redemptions, of $2,343,373 (US$2,105,250) to maturity. To February 28, 2007, interest expense of $1,198,381 has been accreted increasing the carrying value of the Discount Notes to $400,232, after redemptions.

8.	COMMON STOCK

	a)	During the year ended February 28, 2007, the Company issued 2,585,075 common shares upon the conversion of debentures with a principal amount of $644,749.

b)

During the year ended February 28, 2006, the Company completed a private placement and issued 3,000,000 units at a price of US$0.20 per unit for proceeds of $600,000. Each unit consists of one common share and one-half warrant. One whole warrant entitles the holder thereof to purchase an additional common share, exercisable for a period of two years from the date of closing, exercisable at a price of US$0.25 in the first year and US$0.30 in the second year. The 3,000,000 common shares and the common shares issued as part of the units upon conversion of the warrants are subject to a one-year hold period from the date of issuance of the units. The Company issued 100,000 shares and paid $42,571 in cash as a finder’s fee in connection with the private placement.

	c)	During the year ended February 28, 2006, the Company issued 50,000 common shares at a value of $0.41 per share pursuant to the mineral property agreement referred to in Note 5(b).

d)

On April 2, 2007 the Board of Directors have approved that the Company issue up to 8,000,000 units at a price of US$0.20 per unit to raise US$1,600,000, each Unit consisting of one share of Class A common stock and one-half share purchase warrant. Two one-half share purchase warrants shall entitle the holder to purchase one additional share of common stock at a price of US$0.25 in the first year and US$0.30 in the second year from the date the units are issued. Private placement is pending filing and approval of the registration statement. During the year ended February 28, 2007, the Company received $52,777 proceeds pursuant to an upcoming private placement.

9.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 28, 2007		February 28, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	4,811,027	US$ 0.20	3,563,527	US$ 0.21
Issued	7,500,002	US$ 0.50	1,500,000	US$ 0.25
Exercised	(52,500)	US$ 0.25	(92,500)	US$ 0.25
Forfeited / Expired	(16,000)	US$ 0.08	(160,000)	US$ 0.23

Balance, end of year	12,242,529	US$ 0.39	4,811,027	US$ 0.20

During the year ended February 28, 2007 50,000 warrants were exercised but subscriptions receivable of $14,600 remained outstanding. Subsequent to 2007 fiscal year end the Company collected $14,600 of share subscription receivable.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

9.	WARRANTS (continued)

As at February 28, 2007, the following share purchase warrants were outstanding:

	Exercise	Years Ended
	Price	2007	2006

November 18, 2005/2007	$0.20/$ 0.25	517,250	533,250
December 6, 2007	$0.18	2,777,777	2,777,777
February 21, 2007/February 21, 2008	$0.25/$ 0.30	1,447,500	1,500,000
May 8, 2011/May 8, 2016	$0.50/$ 0.52	5,625,001	0
June 28, 2011/ June 28, 2016	$0.50/$ 0.52	1,875,001	0

		12,242,529	4,811,027

During the year ended February 28, 2007, 2,777,777 warrants set to expire on December 6, 2006 were extended to December 6, 2007, and 517,250 warrants set to expire on November 18, 2006 were extended to November 18, 2007.

10.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

The weighted average grant date fair value of stock options granted during the years ended February 28, 2007, 2006 and 2005 was $0.35, $nil and $0.22, respectively. The weighted average exercise fair value of stock options exercised during the years ended February 28, 2007, 2006 and 2005 was $0.21, $0.10 and $0.10, respectively. During the years ended February 28, 2007, 2006 and 2005, the Company recorded stock-based compensation of $436,915, $2,280 and $82,000, respectively. For the year ended February 28, 2007 $436,215 of stock-based compensation is related to fair value and $nil is related to intrinsic value. For the year ended February 28, 2006 $nil of stock-based compensation is related to fair value and $2,280 is related to intrinsic value. During the 2007 fiscal year the Company granted 100,000 options to consultants as follows: June 29, 2006 – 25,000, November 2, 2006 – 25,000 and December 8, 2006 –- 50,000.

A summary of the Company’s stock option activity is as follows:

		Weighted Average	Aggregate Intrinsic
	Number of Options	Exercise Price	Value

Outstanding and exercisable at
March 1, 2006	2,443,750	US$ 0.13	$2,280

Granted	1,600,000	US$ 0.35
Exercised	(323,750)	US$ 0.21
Forfeited	–	–

Outstanding and exercisable at
February 28, 2007	3,720,000	US$ 0.22	$328,300

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

10.	STOCK OPTIONS (continued)

As at February 28, 2007, the following share options were outstanding:

	Exercise	Years Ended
	Price	2007	2006

June 9, 2006	$0.30	0	150,000
September 17, 2007	$0.18	245,000	300,000
February 21, 2008	$0.10	1,225,000	1,256,250
February 25, 2008	$0.10	425,000	475,000
September 17, 2008	$0.10	75,000	100,000
October 20, 2008	$0.10	62,500	62,500
April 22, 2009	$0.30	75,000	75,000
November 9, 2009	$0.20	12,500	25,000
June 29, 2011	$0.34	25,000	0
August 9, 2011	$0.35	1,500,000	0
November 2, 2011	$0.25	25,000	0
December 8, 2011	$0.25	50,000	0

		3,720,000	2,443,750

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,
	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	82%	78%	154%
Expected life (in years)	5	5.0	3.0
Risk-free interest rate	4.61%	3.07%	3.38%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

All options granted during the 2007 fiscal year end vest immediately on issue.

11.	COMMITMENTS

a)

The Company signed a consulting agreement with CEOcast, Inc. on December 2, 2006 for investor relations services at US$7,500 per month for six months, and 350,000 shares of the Company common stock (see Note 6(a) (viii)).

b)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2007, consulting fees of $89,278 (2006 - $nil) were incurred.

c)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2007, consulting fees of $40,618 (2006 - $nil) were incurred.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

11.	COMMITMENTS (continued)

d)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2008	$39,574
Fiscal year ending February 28, 2009	$39,574
Fiscal year ending February 28, 2010	$26,383

$105,531

e)

The Company entered into a consulting agreement dated August 8, 2006 with a company controlled by a common director for financial consulting services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of one year and pay a monthly fee of US$7,000.

12.	CONTINGENCY

The Company has written off $46,281 of old, disputed and unsettled accounts payable. Management believes that payment of these liabilities is unlikely and that continued recognition in the accounts is not necessary.

13.	NON-CASH FINANCING AND INVESTING ACTIVITIES

	a)	During the year ended February 28, 2007:

i)

The Company received 100,000 common shares of Teryl with a fair value of $16,000 as consideration for the extension of a joint venture agreement in mineral property claims described in Note 5(a) (i). This amount has been shown as a reduction in exploration costs.

	b)	During the year ended February 28, 2006:

		i)	50,000 common shares were issued with a fair market value of $20,500 as part consideration under the mineral property option agreement described in Note 5(c) (ii).

		ii)	100,000 common shares were issued for finder’s fees pursuant to a private placement agreement.

c)

				Cumulative
				From Inception
				of Exploration
				Stage on
				March 1, 2003
Changes in operating assets	February 28,	February 28,	February 28,	to February 28,
and liabilities:	2007	2006	2005	2007

Accounts receivable	$(3,621)	$(3,867)	$(41,981)	(55,455)

Prepaid expenses	(18,854)	(4,799)	27,009	(106,884)
Accounts payable and
accrued liabilities	78,312	36,323	3,359	139,248
Accrued liabilities to
related parties	177,753	14,255	38,560	266,568
Advances from
(repayments to) related
parties	–	–	(42,474)	136,100

	$233,590	$41,912	$(15,527)	379,577

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

14.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

Year of		Year of
Loss	Amount	Expiration

2001	$1,223,000	2008
2002	238,000	2009
2003	28,000	2010
2004	347,000	2011
2005	399,000	2015
2006	464,000	2026
2007	1,055,000	2027

	$3,755,000

Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006
Income tax benefit computed at Canadian statutory rates	$1,331,074	$276,570
Amortization in excess of capital cost allowance	(12,021)	(3,648)
Non-deductible stock-based compensation	(149,163)	(778)
Debt issue costs	(10,948)	–
Temporary differences related to natural resource costs	(340,662)	(112,522)
Other permanent differences	(411,919)	(8,331)
Utilized (unrecognized) tax losses	(406,361)	(151,291)
Deferred income tax benefit	$–	$–

Significant components of the Company’s deferred tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006
Deferred income tax assets
Excess of book value over market value of marketable securities	$47,113	$2,731
Excess of un-depreciated capital cost over net book
value of fixed assets	6,547	2,635
Excess of un-amortized debt issue costs over tax value	(3,066)	–
Excess of unused exploration expenditures for Canadian
tax purposes over net book value of resource properties	753,960	413,324
Net losses carried forward	1,328,046	942,605
	2,132,600	1,361,295
Valuation allowance for deferred income tax assets	(2,132,600)	(1,361,295)
Deferred income tax assets, net	$–	$–

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

15.	RESTATEMENT

During the 2006, 2005 and 2004 fiscal years the Company expensed mineral interest acquisition costs of $20,500, $45,571 and $$60,346 respectively. Pursuant to the adoption of EITF 04-2 these amounts aggregating $126,417 have been retroactively restated as a separate component of property, plant and equipment.

The effect of this correction on net loss and related per share amounts is as follows:

			Cumulative From
			Inception of
			Exploration Stage
			on March 1, 2003
			Through February
	2006	2005	28, 2006

Net loss as previously reported	$(830,605)	$(793,940)	$(5,587,499)
Mineral acquisition costs	20,500	45,571	126,417

Net loss as restated	$(810,105)	$(748,369)	$(5,461,082)

Basic net loss per share, as previously reported	$(0.01)	$(0.01)
Prior period adjustments	0.00

Basic net loss per share, as restated	$(0.01)	$(0.01)

16.	SUBSEQUENT EVENTS

a)

On March 5, 2007, the Joint Venture Agreement between the Company and Teryl Resources (a related company) on the Fish Creek Claims was extended to March 5, 2009 with all the other terms of the Agreement remaining the same.

	b)	On March 1, 2007, the Company issued 616,652 common shares for the monthly redemption of the convertible debt with a conversion rate of $0.2276 per share.

	c)	On March 1, 2007, the Company issued 150,000 common shares pursuant to the exercise of 150,000 stock options at $0.10 per share for proceeds of $15,000.

	d)	On March 30, 2007, the Company issued 62,500 common shares pursuant to the exercise of 62,500 stock options at $0.10 per share for proceeds of $6,250.

	e)	On April 2, 2007, the Company issued 695,838 common shares for the monthly redemption of the convertible debt with a conversion rate of $0.2017 per share

	f)	On April 2, 2007 the Board of Directors approved that the Company issue up to 8,000,000 units. (see note (d)).

	g)	On May 5, 2007, the Company issued 701,751 common shares for the monthly redemption of the convertible debt with a conversion rate of $0.20 per share